UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
830 Post Road East
Suite 205
Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.

Other Information

On December 18, 2014, China Ceramics Co., Ltd. (the “Company”) issued a press release announcing the results of its 2014 Annual Meeting, which was held on December 17, 2014, in Fujian, China. At the 2014 Annual Meeting, the shareholders: (1) elected Huang Jia Dong, Su Wei Feng, Jianwei Liu, Cheng Yan Davis and Shen Cheng Liang as the Company’s directors to serve until the Company’s next Annual Meeting or until their respective successors become duly appointed and qualified; (2) ratified the appointment of Crowe Horwath (HK) CPA Limited as the Company’s independent auditors for the fiscal year ending December 31, 2014; (3) authorized a combination of the Company’s shares at a ratio of one-for-two at the discretion of the Company’s Board of Directors; and (4) authorized an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to increase the par value of the Company’s shares from $0.001 per share to $0.002 per share in the event that the one-for-two share combination takes place. The Board of Directors of the Company will determine if and when to effect the share combination and the increase of par value, within 12 months after the 2014 Annual Meeting.

A copy of the press release making the announcement is attached hereto as exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated December 18, 2014, announcing results of 2014 Annual Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 19, 2014

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name:	Hen Man Edmund
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 18, 2014, announcing results of 2014 Annual Meeting